Filed by Cowen Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LaBranche & Co Inc.

Explanatory Note

This presentation represents an update to the presentation previously filed by Cowen Group, Inc. on April 11, 2011 to present the most recent financial information for the quarter ended March 31, 2011.

Cowen Group, Inc. Presentation on the Proposed Combination of Cowen Group, Inc. and LaBranche & Co. Inc. May 2011 CONFIDENTIAL

 Disclaimer - Important Information For Investors And Stockholders CONFIDENTIAL This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction involving Cowen Group, Inc. (“Cowen”) and LaBranche & Co Inc. (“LaBranche”), Cowen has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Cowen and LaBranche and that also constitutes a prospectus of Cowen. Cowen and LaBranche will each mail the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen, LaBranche and the proposed transaction. Investors and security holders may obtain these documents (including the preliminary joint proxy statement/prospectus and any other documents filed by Cowen or LaBranche with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Cowen may be obtained free of charge by directing such request to: Investor Relations, 599 Lexington Avenue, New York, NY 10022 or from Cowen’s Investor Relations page on its corporate website at www.cowen.com and the documents filed with the SEC by LaBranche be obtained free of charge by directing such request to: Investor Relations, 33 Whitehall Street, New York, NY 10004 or from LaBranche’s Investor Relations page on its corporate website at www.labranche.com The directors, executive officers, and certain other members of management and employees of each of Cowen and LaBranche may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen and from the stockholders of LaBranche, respectively. Information about the executive officers and directors of Cowen is set forth in Cowen’s 2010 Form 10-K/A, which was filed with the SEC on May 2, 2011 and information about the executive officers and directors of LaBranche is set forth in LaBranche’s 2010 Form 10-K/A, which was filed with the SEC on April 29, 2011.

 Cautionary Notice Regarding Forward-Looking Statements CONFIDENTIAL This presentation contains a number of forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect LaBranche’s and Cowen’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Consequently, all forward-looking statements made in this presentation are qualified by those risks, uncertainties and other factors. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (2) the outcome of any legal proceedings that have been or may be instituted against LaBranche, Cowen or others following announcement of the proposed transaction; (3) the inability to complete the proposed transaction due to the failure to obtain the required stockholder approvals; (4) the inability to obtain necessary regulatory approvals required to complete the proposed transaction; (5) the risk that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement and consummation of the proposed transaction; (6) the ability to recognize the anticipated benefits of the combination of LaBranche and Cowen, including potential cost savings; and (7) the possibility that LaBranche or Cowen may be adversely affected by other economic, business, and/or competitive factors. Additional information concerning these and other risk factors is contained in the preliminary joint proxy statement/prospectus, as well as Cowen’s and LaBranche’s most recently filed Annual Reports on Form 10-K/A, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, as such filings may be amended from time to time. Except for the ongoing obligations of Cowen and LaBranche to disclose material information under the federal securities laws, neither Cowen nor LaBranche undertakes any obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. Actual results may differ materially and reported results should not be considered an indication of future performance.

Transaction Highlights Exchange Ratio Fixed Ratio of 0.9980 COWN Class A Common Stock for each share of LAB Common Stock Implied 16% premium LAB closing price on 2/16/11 Ownership 64.9% Cowen / 35.1% LaBranche 66.2% Cowen / 33.8% LaBranche (fully diluted) Accretion Expected to be accretive in 2012 Synergies Expected $15 million in expense reductions in the first year by combining headquarters and eliminating duplicative operations Board of Directors 7 Cowen Directors / 2 LaBranche Directors (Michael LaBranche and Wendy Dietze) Peter A. Cohen, Chairman Management Team Peter A. Cohen, Chairman and Chief Executive Officer Jeffrey M. Solomon, Chief Operating Officer and Head of Investment Banking Thomas W. Strauss, Chief Executive Officer and President of Ramius Morgan B. Stark, Chairman of Ramius Alternative Investments and Head of Macro Trading Strategy Michael Boxer, Head of Real Estate John O’Donoghue, Head of Equities Barry Tarasoff, Director of Research Steve Lasota, Chief Financial Officer Owen Littman, General Counsel John Holmes, Chief Administrative Officer Company Name Cowen Group, Inc. Headquarters New York, New York Transaction Close Expected late Second Quarter of 2011 A Compelling Strategic Combination to Create Shareholder Value CONFIDENTIAL 1

Compelling Strategic Combination Well-Positioned, Sector-Focused Sales and Trading Business The merger provides more product breadth to an already robust sales & trading platform LaBranche’s technology bolsters Cowen’s move into the growth area of electronic trading – an important strategic focus for Cowen Cowen expects to utilize LaBranche’s proprietary IT and trading systems technology for its existing equity and derivatives sales and trading businesses The combination pairs LaBranche’s technology with Cowen’s fundamental research product and distribution network in a way that is expected to make both platforms more profitable Continued Growth of Capital Markets Footprint Expands Cowen’s capital markets activities in Asia by leveraging LaBranche’s licenses and Hong Kong exchange membership Provides increased access to high growth Chinese economy, building on Cowen’s active financing business to China-domiciled companies, following acquisition of China-based Latitude in 2008 Long Track Record of Investing the Firm’s Capital Profitably The pro forma combined stockholders’ equity of the combined entity is expected to be ~$650 million A significant portion of LaBranche’s excess capital base will be invested by Ramius professionals similar to Cowen’s capital base and we expect to earn risk-adjusted returns in excess of LaBranche’s current returns LaBranche’s excess capital can also be deployed by Cowen to generate attractive risk-adjusted returns via strategic and opportunistic investments in new businesses and professionals across the organization Strong Platform for Future Growth Diversified business with unique and complementary product offering able to service the needs of corporate and institutional clients Well-capitalized with ability to respond to industry developments, address evolving client needs and pursue strategic acquisitions Results-oriented senior management team with significant industry experience and strong relationships CONFIDENTIAL 2

CONFIDENTIAL About the Company 3

 Alternative Investments Alternative Solutions Real Estate Cowen Healthcare Royalty Partners Firm Capital ~ $460 million in equity at 3/31/11 Significant portion is invested alongside Ramius investment management clients Since 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.3% versus the S&P 500 return of 2.4%** Research-driven, growth-oriented investment bank with full suite of advisory and capital markets execution capabilities and equity and fixed income sales across strategic industry verticals in the U.S. and China Healthcare Technology Industrials Company Overview * As of April 1, 2011 ** Returns as of 3/31/11. Past performance is not necessarily indicative of future results. Cowen Group is a client-oriented investment firm that utilizes its capital base like a merchant bank to facilitate the growth of its alternative investment management, investment banking, capital markets, sales and trading and research businesses. $9.7 Billion* alternative investment manager focused on providing clients with access to differentiated public market and private investment strategies Cowen has history of successfully investing firm capital to achieve superior risk-adjusted returns and to drive the growth of its operating businesses CONFIDENTIAL 4 Alternative Energy Consumer Real Estate

 Company Strengths Research-driven investment bank positioned for success following an operating turnaround Focused on the underserved needs of emerging-growth clients in the United States and China Alternative investment management platform poised to benefit from continued growth in investor allocations to non-traditional investment strategies Tangible book value of $5.52/share at 3/31/11 with invested balance sheet expected to drive returns as a merchant bank in its investment portfolios and operating businesses Experienced senior management comprises Wall Street veterans Peter Cohen, Jeff Solomon, Tom Strauss, Morgan Stark, John O’Donoghue and Barry Tarasoff Results-oriented with 25+ years of experience managing and growing businesses and with unparalleled international experience Own a significant stake in the business, aligned with shareholders, with focus on long-term value creation CONFIDENTIAL 5

 Significant Progress at Cowen and Company Since Merger with Ramius Invested in new business initiatives to increase product capabilities of capital markets team Established a debt capital markets group and developed convertible origination and distribution capability, while increasing and re-focusing presence in PIPE and Registered Direct market Focus on China as part of ongoing effort to expand Asia-based platform Senior management is spending significant time broadening and developing relationships Recently hired Ken Lieberthal, Senior Fellow at Brookings Institution, to advise on China strategy; added new head of capital markets in China 25 senior professionals across multiple offices in China (Hong Kong, Beijing, Shanghai) Since 2010 - completed 15 transactions emanating out of China Re-fitted investment banking group by recruiting strong producers in focused sectors and eliminating under-performers 4Q10 - Closed three private transactions, the most for any quarter in 2010 1/11 - Cowen acted as sole agent for Smith & Wesson, a long-established equity client of the firm, on the private exchange of its convertible notes 2/11- Cowen completed its first convertible origination transaction on Savient Pharmaceuticals’ $200MM convertible senior notes offering 3/11 - Joint-bookrunner on Exelixis’ $190 million follow-on offering Investment banking backlog (both mandated and non-mandated / “shadow”) is robust; Cowen gaining share in its lead underwriting business CONFIDENTIAL 6

 Public Equity Underwriting (IPOs & Follow-Ons) – Showing Progress Analysis includes transactions in Cowen and Company’s core sectors only Source: ECM Analytics. Note: Excludes issuers above $5bn in market cap and transactions below $10m in proceeds. Includes Wall-Cross Follow-On transactions. CONFIDENTIAL 7 Q1 2011 Full-Year 2010 Full-Year 2009 Firm (Mid / Small Banks) # Mkt Share Fees Fees per # Firm (Mid / Small Banks) # Mkt Share Fees Fees per # Firm (Mid / Small Banks) # Mkt Share Fees Fees per # 1. Jefferies 16 23.2% 34.2 $ 2.1 $ 1. Piper Jaffray 47 19.1% 67.7 $ 1.4 $ 1. Piper Jaffray 35 18.9% 53.8 $ 1.5 $ 2. Piper Jaffray 14 20.3% 20.8 1.5 2. Jefferies 43 17.5% 83.7 1.9 2. Jefferies 23 12.4% 38.2 1.7 3. Cowen and Company 10 14.5% 11.2 1.1 2. Stifel Nicolaus Weisel 43 17.5% 39.7 0.9 3. Oppenheimer & Co. 22 11.9% 32.4 1.5 3. JMP Securities 10 14.5% 5.2 0.5 4. Canaccord 36 14.6% 23.3 0.6 4. Lazard 20 10.8% 17.3 0.9 3. Lazard 10 14.5% 10.0 1.0 5. William Blair 31 12.6% 31.4 1.0 4. Stifel Nicolaus Weisel 20 10.8% 16.2 0.8 3. Oppenheimer & Co. 10 14.5% 3.7 0.4 6. Oppenheimer & Co. 29 11.8% 24.4 0.8 6. Cowen and Company 15 8.1% 12.6 0.8 3. William Blair 10 14.5% 6.5 0.7 7. Cowen and Company 28 11.4% 18.0 0.6 7. Canaccord 13 7.0% 23.8 1.8 8. Canaccord 9 13.0% 6.1 0.7 8. Needham 28 11.4% 17.9 0.6 7. Roth 13 7.0% 30.1 2.3 8. Needham 9 13.0% 5.4 0.6 8. Roth 28 11.4% 34.3 1.2 9. Needham 11 5.9% 5.7 0.5 8. Stifel Nicolaus Weisel 9 13.0% 8.3 0.9 10. Lazard 22 8.9% 21.6 1.0 9. William Blair 11 5.9% 21.3 1.9 11. Leerink 7 10.1% 7.8 1.1 11. Baird 17 6.9% 21.4 1.3 11. Baird 10 5.4% 13.5 1.4 12. Baird 6 8.7% 3.3 0.5 12. JMP Securities 16 6.5% 8.3 0.5 12. JMP Securities 9 4.9% 3.7 0.4 13. Merriman 4 5.8% 1.5 0.4 13. Rodman & Renshaw 14 5.7% 7.7 0.5 13. Leerink 8 4.3% 11.6 1.4 13. Roth 4 5.8% 2.7 0.7 14. Leerink 13 5.3% 15.0 1.2 14. Rodman & Renshaw 6 3.2% 9.0 1.5 15. Rodman & Renshaw 3 4.3% 2.5 0.8 15. Merriman 7 2.8% 5.5 0.8 15. Merriman 5 2.7% 1.5 0.3 16. Raymond James 2 2.9% 0.8 0.4 16. Raymond James 6 2.4% 4.0 0.7 16. Raymond James 4 2.2% 3.0 0.7 17. Gleacher 1 1.4% 0.5 0.5 17. Gleacher 3 1.2% 0.4 0.1 17. Keefe Bruyette & Woods 3 1.6% 2.8 0.9 18. Keefe Bruyette & Woods 0 0.0% - N/A 18. Keefe Bruyette & Woods 1 0.4% 0.5 0.5 18. Gleacher 1 0.5% 0.1 0.1 Total Deals in Cowen Sectors 69 Total Deals in Cowen Sectors 246 Total Deals in Cowen Sectors 185

 Sales & Trading Top-ranked equity sales & trading organization working closely with Research to provide superior aftermarket support Expanding product offerings, including building on existing electronic platform to attract new accounts and gain share among existing client base Electronic Products Group New team will offer two main products: managed account utility targeting wrap accounts and option routing business for retail option flow Electronic Market Making (Equities) Focus on executing retail equity flow business from high volume retail organizations LaBranche acquisition expected to speed time to market with a developed technology Recently established Fixed Income Distribution CONFIDENTIAL Aftermarket Support All Cowen-Managed IPOs and Follow-ons Average Trading Ranking 2005–2011 YTD Source: Autex and Bloomberg as of April 2011. Trading rank from two days post offering to six months and one year post offering. 8 1.4 2.0 6.1 1.5 2.9 6.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Sole Bookrunner Joint Bookrunner Co-Lead & Co-Managed 6-Months 12-Months (Average Rank) # of Trans. 14 18 137

 Sales & Trading Market Share CONFIDENTIAL Trading of All U.S. Equities (Excluding Bulletin Board) – Ranking by Volume Source:Bloomberg. Volume shown includes: Active Domestic Common Stock, ADR's, REIT's, Warrent's and Right's traded on the NYSE and NASDAQ GS, GM & CM securities excluding Pink Sheets and OTCBBs. * Estimated number of research analysts based on company websites. Analyst count excludes research analysts that are solely dedicated to non-U.S. equity. 9 2010 2009 # Firm Volume (millions) Market Share % Est. # of Current Research Analysts (U.S. Equities)* Volume per Analyst (millions) # Firm Volume (millions) Market Share % Est. # of Current Research Analysts (U.S. Equities)* Volume per Analyst (millions) Mid-Sized / Small Banks: Mid-Sized / Small Banks: 1. Jefferies 18,637 1.41% 57 327 1. Jefferies 15,586 1.24% 57 273 2. Stifel Nicolaus 9,281 0.70% 83 112 2. Stifel Nicolaus 10,574 0.84% 83 127 3. Cowen 7,316 0.55% 28 261 3. Cowen 6,610 0.53% 28 236 4. Oppenheimer 5,838 0.44% 28 209 4. Oppenheimer 5,866 0.47% 28 210 5. Piper Jaffray 1,463 0.11% 38 39 5. Baird 4,676 0.37% 38 123 6. Baird 1,302 0.10% 38 34 6. Piper Jaffray 4,445 0.35% 38 117 7. Raymond James 1,296 0.10% 37 35 7. Raymond James 3,508 0.28% 37 95 8. KBW 1,257 0.10% 38 33 8. KBW 3,009 0.24% 38 79 9. William Blair 1,048 0.08% 28 37 9. William Blair 2,136 0.17% 28 76 10. Lazard 914 0.07% 21 44 10. Leerink 1,895 0.15% 10 189 11. Leerink 816 0.06% 10 82 11. JMP Securities 1,506 0.12% 24 63 12. JMP Securities 735 0.06% 24 31 12. Lazard 1,256 0.10% 21 60 13. Needham & Company 420 0.03% 22 19 13. Needham & Company 845 0.07% 22 38 14. Merriman 216 0.02% 7 31 14. Merriman 343 0.03% 7 49 15. Roth 199 0.02% 16 12 15. Roth 321 0.03% 16 20 16. Gleacher 178 0.01% 17 10 16. Rodman 67 0.01% 14 5 17. Rodman 55 0.00% 14 4 17. Gleacher N/A N/A 17 N/A

 CONFIDENTIAL Financial Institutions Aerospace & Defense Alternative Energy Healthcare Telecommunications Technology Consumer Research Group: Footprint Our primary focus is on growth industry verticals and we closely follow over 400 companies. Aerospace & Defense: Cai von Rumohr & Gautam Khanna REITs: James Sullivan Food: Colin Guheen Restaurants: Paul Westra & Colin Guheen Retail – Specialty: Laura Champine & John Kernan China Consumer: Chenyi Lu Alternative Energy: Robert Stone Biotechnology: Phil Nadeau, Edward Nash, Eric Schmidt & Simos Simeonidis Health Care Services: Christine Arnold Medical Supplies & Devices: Doug Schenkel Pharmaceuticals: Ken Cacciatore, Ian Sanderson & Steve Scala Health Care Technology & Distribution: Charles Ryhee China Healthcare: Katherine Lu Computer/Business Services: Moshe Katri Alternative Energy & Electronic Equipment: Robert Stone Internet & New Media: Jim Friedland Semiconductor Equipment: Raj Seth Semiconductors: John Barton & Raj Seth Software: Peter Goldmacher & Gregg Moskowitz Telecom & Data Services: Colby Synesael Wireless Equipment: Matthew Hoffman Wireline Equipment: John Marchetti Media & Entertainment Media & Entertainment: Doug Creutz 10

 Research Group Created the Cowen Emerging Company Research product to cover underserved companies with a market cap <$250 million with a focus on the Health Care sector Supports pledge to provide research coverage to all companies for which Cowen raises capital Recent hires in Health Care research focusing on emerging Health Care companies Two new analysts will cover approximately 40 micro cap/small cap Health Care companies One new analyst to cover Health Care information technology (HCIT), one of the fastest growing sectors in the Health Care platform New China-based Health Care analyst Remain very focused on recruiting China-based senior analysts covering the Technology and general industrial sectors CONFIDENTIAL 11

 CONFIDENTIAL Alternative Investment Management Overview Ramius has approximately $9.7 billion* of assets under management across a predominantly institutional client base Investment platform built across a strategic range of asset classes and investment strategies Extensive experience and track record in public and private market investing, and proven ability to identify talented investment professionals Fully integrated, institutional quality operational and technological infrastructure with over 100 dedicated staff Ability to attract talented asset managers based on quality and stability of infrastructure and distribution network Cowen Group invests much of its firm capital alongside Ramius clients Ramius’ suite of products is generating strong interest and it has a solid pipeline * As of April 1, 2011 A Unique Alternative Investment Management Business Meeting the Diverse Needs of Sophisticated Investors 12

 CONFIDENTIAL Successfully Adapted To Market Changes And Investor Needs Ramius reorganized platform Re-focused the product and service offerings to meet client demand Launched Ramius Trading Strategies - managed account fund of funds platform focusing on managed futures/global macro Healthcare Royalty Partners launched its second fund Launched Ramius Dynamic Replication Fund, Cowen’s first mutual fund product, focusing on hedge fund replication Ramius Alternative Solutions winning significant mandates to provide comprehensive portfolio solutions to sophisticated institutions on a global basis Global long/short credit strategy passes $250 million and 18 months of track record Recently spun off US small cap value strategy fund to be managed by Starboard Value LP while maintaining significant minority interest and proprietary investment in the fund Unified marketing effort across funds Actions taken to align with client needs has resulted in increased net cash inflows AUM increased by ~$1.2 billion in 2010 to ~$9.0 billion at January 1, 2011 AUM increased to ~$9.7 billion at April 1, 2011 13

 CONFIDENTIAL HEALTHCARE ROYALTY PARTNERS4 $1.0 Billion Alternative Investment Management Overview ALTERNATIVE INVESTMENTS $1.4 Billion Invested Firm Capital (~$400 Million) ALTERNATIVE SOLUTIONS $3.2 Billion RAMIUS LLC REAL ESTATE $1.6 Billion 1. All assets under management as of April 1, 2011 including Ramius and related entities. Note that the strategies listed in each box above are not a comprehensive list of all strategies. 2. All data is presented net of any cross-investment. 3. The US Small Cap Value Creation strategy has been spun off for strategic purposes as of April 1, 2011 to Starboard Value LP, however, Cowen continues to own a significant minority interest. 4. Healthcare Royalty Partners is affiliated with Cowen and Company LLC. CASH & SHORT-TERM FIXED INCOME MANAGEMENT $2.5 Billion Utilizes a broad range of strategies on a global basis Co-investment along side Ramius Funds Global Long/Short Credit US Small Cap Value Creation: middle market activist equity strategy3 Custom Investment Solutions Custom Hedging Solutions Hedged Fund Replication RTS (Managed Account, Managed Futures/global Macro FOF Platform) Custom and Commingled Fund of Funds Real Estate Debt Funds Real Estate Equity Funds Healthcare Royalty Partners: purchase of royalties, structured debt and equity investments of healthcare companies $9.7 Billion in Assets Under Management1,2 14

 Global Hedge Fund Assets Under Management - Poised For Growth Source of graph data: Casey Quirk, The Bank of New York Mellon, Barclays Per Deutsche Bank 2011 Alternative Investment Survey, investors expect to reduce cash positions significantly in 2011 while expecting inflows into hedge funds to be 4X the amount seen in 2010. The hedge fund industry is expected to reach its all-time high of $2.25 trillion by end of 2011. CONFIDENTIAL 15 $2,600 0 500 1,000 1,500 2,000 2,500 3,000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Est'd 2013 ($ in billions) $1,700

 Investment Portfolio has Over $380 Million in Equity CONFIDENTIAL At March 31, 2011, Cowen’s balance sheet included ~$460 million in equity Since the firm began investing its own capital in 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.3%** versus the S&P 500 return of 2.4%** over the same period Significant portion of equity is invested by the firm’s professionals across diverse array of liquid and private investment strategies - much of that alongside alternative investment management business clients Investment strategies include various trading strategies (e.g., macro trading, credit trading, event driven, convertible arbitrage) (55%*); merchant banking strategies (e.g., PIPEs, private investments, healthcare royalties) (35%*) and real estate strategies (10%*) LaBranche’s excess capital base will be deployed by Cowen to generate attractive risk-adjusted returns, to seed new business strategies, and to opportunistically invest in additional professionals across the organization * Percentage allocations of equity as of 3/31/11. Allocations are subject to change. ** Return results as of 3/31/11. Past performance is not necessarily indicative of future results. The 17.3% return represents a gross calculation on a CAGR method. In the Company's proxy statement filed on May 5, 2011, reference was made to Cowen's 12.8% historical average annual return on proprietary capital since 1999. This return was calculated on a net basis assuming that the capital had been invested in a 2/20 hedge fund with applicable expenses with respect to invested assets. 16

 Historical Returns on Invested Proprietary Capital vs. S&P 500 Beginning in 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.3%* versus the S&P 500 return of 2.4%**. CONFIDENTIAL * The 17.3% return represents a gross calculation on a CAGR method. In the Company's proxy statement filed on May 5, 2011, reference was made to Cowen's 12.8% historical average annual return on proprietary capital since 1999. This return was calculated on a net basis assuming that the capital had been invested in a 2/20 hedge fund with applicable expenses with respect to invested assets. * * Return results as of 3/31/11. Past performance is not necessarily indicative of future results. 17 608% 576% 493% 454% 626% 442% 355% 288% 226% 156% 104% 28% 77% 34% 27% 10% (13%) 38% 31% 13% 8% (3%) 21% (24%) (3%) 10% (100%) 0% 100% 200% 300% 400% 500% 600% 700% 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Q1 2011 Ramius S&P 500 (Aggregate % Return since Inception)

CONFIDENTIAL About the Company 18

 Company Overview A public company traded on NYSE (ticker LAB) LaBranche was established in 1924 as one of NYSE’s first specialist institutions; expanded over 85 years to cover a global suite of financial products LaBranche is based in New York with satellite offices in London and Hong Kong Recently sold NYSE specialist business to focus on three core product groups: Global exchange-traded funds (ETFs) Foreign exchange (FX) derivatives Listed equity options LaBranche has made significant investments in its proprietary software platform: Trading and order management systems (OMS) Portfolio risk management platform Pricing and analytical tools Electronic market-making algorithms Firmwide management information and reporting systems CONFIDENTIAL 19

 Company Overview (Cont’d) Market Making Activities LABRANCHE (NYSE: LAB) Proprietary Technology CONFIDENTIAL Additional Opportunities Global ETF platform With professionals in New York, London and Hong Kong, LaBranche provides global coverage and liquidity in a comprehensive set of ETF products world-wide FX option market making Similarly, with professionals in New York and London, LaBranche provides liquidity in a diverse range of FX products to financial institutions world-wide Listed options Internally-developed risk management platform ETF and FX analytical tools Proprietary Order Management System (OMS) International Securities Exchange market making algorithm Over $25 million invested in technology development Hong Kong exchange membership, which will allow Cowen to underwrite HK-listed offerings Senior expertise Michael LaBranche and Chip Burke will join Cowen Michael LaBranche and Wendy Dietze to join Cowen’s Board of Directors Strong balance sheet includes net liquid assets of approximately $200 million as of March 31, 2011 20

CONFIDENTIAL About the Merger 21

 We Believe the Cowen/LaBranche Combination Will Improve Shareholder Value for Combined Company Creates a larger, more robust sales & trading platform positioned for growth Increases capital base to generate attractive risk-adjusted returns Increases capital markets footprint in China Realize certain cost synergies CONFIDENTIAL 22

 Merger Impact: Increase Cowen’s Capital Markets Footprint in China CONFIDENTIAL CONFIDENTIAL The LaBranche acquisition will allow Cowen to further expand its increasing footprint and execution capabilities in Asia by leveraging LaBranche’s licenses which includes a membership on the Hong Kong Exchange Cowen has been increasingly active in providing financings to China-domiciled companies since its acquisition of China-based Latitude in 2008 All of the capital raises shown below were executed on American exchanges The Hong Kong Exchange license will allow Cowen to provide China-domiciled clients broader market access 2010 China Transactions 2009 China Transactions $52 million $161 million $100 million $313 million $88 million $5 million $95 million $79 million $148 million $85 million $40 million $22 million $29 million $21 million $25 million $69 million $120 million Initial Public Offering Joint Bookrunner December 2010 Follow-On Offering Co-Manager December 2010 Initial Public Offering Co-Manager December 2010 Initial Public Offering Co-Manager December 2010 Initial Public Offering Sole Bookrunner November 2010 PIPE Exclusive Placement Agent October 2010 Initial Public Offering Co-Manager September 2010 Initial Public Offering Co-Manager August 2010 Initial Public Offering Co-Manager July 2010 Initial Public Offering Co-Manager June 2010 Initial Public Offering Co-Manager June 2010 Private Placement Exclusive Placement Agent February 2010 Follow-On Offering Co-Manager October 2009 Registered Direct Exclusive Placement Agent October 2009 Private Placement Exclusive Placement Agent October 2009 Follow-On Offering Co-Manager July 2009 Follow-On Offering Co-Manager July 2009 Lead Managed Transaction 23 Q1 2011 China Transactions $176 million $71 million $42 million Initial Public Offering Co-Manager March 2011 Follow-On Offering Co-Manager March 2011 Initial Public Offering Sole Bookrunner February 2011

CONFIDENTIAL Appendix 24

CONFIDENTIAL Cowen Group, Inc. Financial Highlights 1Q 2011 vs 1Q 2010: Economic Income(1) CONFIDENTIAL (1) Economic Income/(Loss) and Economic Income/(Loss) excluding certain non-cash items are non-GAAP measures. The Company believes that these non-GAAP measures, viewed in addition to and not in lieu of the Company's reported GAAP results, provide useful information to investors regarding its performance and overall results of operations. These metrics are an integral part of the Company's internal reporting to measure the performance of its business and the overall effectiveness of senior management. Reconciliations to comparable GAAP measures are available in the Company’s First Quarter Earnings Release which has been filed on Form 8-K with the Securities Exchange Commission on May 6, 2011. The non-GAAP measures presented herein may not be comparable to similarly titled measures presented by other companies, and are not identical to corresponding measures used in our various agreements or public filings. In 1Q11, Cowen Group, Inc. achieved its second consecutive profitable quarter 25 Three Months Ended March 31, 2011 2010 % Inc/Dec Revenues Investment banking $ 14,682 $ 6,005 144% Brokerage 27,591 29,575 (7) Management fees 14,047 12,615 11 Incentive income 5,163 1,982 160 Investment income 17,209 11,421 51 Other revenue 1,054 73 NM Total revenues 79,746 61,671 29% Expenses Employee compensation and benefits 42,737 41,279 4% Interest and dividends 217 116 87 Fixed non-compensation expenses 21,587 24,465 (12) Variable non-compensation expenses 8,948 8,786 2 Reimbursement from affiliates (1,169) (1,887) (38) Total expenses 72,320 72,759 (1) Net Economic Income (Loss) before non-controlling Interests 7,426 (11,088) NA Non-controlling interests (475) (41) NA Economic Income (Loss) $ 6,951 $ (11,129) NA Economic Income (Loss) Excluding Certain Non-cash Items Economic Income (Loss) $ 6,951 $ (11,129) NA Exclusion of depreciation and amortization expense 2,058 2,494 (17%) Exclusion of share-based and other non-cash deferred compensation expense 4,070 2,049 99 Exclusion of real estate related incentive fee (gain) loss (782) 111 NA Economic Income (Loss) Excluding Certain Non-cash Items $12,297 $ (6,475) NA